FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4
Item 2. Date of Material Change
January 19, 2022
Item 3. News Release
A press release announcing the change referred to in this report was issued on January 20, 2022. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On January 19, 2022, the Company entered into a credit agreement for a new subordinate credit facility (the “Subordinate Facility”) with Canadian Imperial Bank of Commerce (“CIBC”), as administrative agent, and CIBC and Business Development Bank of Canada (“BDC”, together with CIBC, the “Subordinate Lenders”), as lenders (the “Subordinate Credit Agreement”), pursuant to which the Subordinate Lenders agreed to make available to Sierra Wireless a non-revolving term facility in the principal amount of up to C$60 million.
Item 5.1 Full Description of Material Change
On January 19, 2022, the Company entered into the Subordinate Credit Agreement for the Subordinate Facility with CIBC, as administrative agent, and CIBC and BDC, as lenders, pursuant to which the Subordinate Lenders agreed to make available to Sierra Wireless a non-revolving term facility in the principal amount of up to C$60 million.
The key terms of the Subordinate Credit Agreement include:
1.a maturity date of four years from the date of the Subordinate Credit Agreement (the “Subordinate Maturity Date”). Subject to any excess cash sweeps, principal is to be repaid in full on the Subordinate Maturity Date;
2.an interest rate as follows: (a) until the first anniversary date (the “Fixed Rate Period”), an interest rate on borrowings under the Subordinate Facility at a rate of interest of 5.00% per annum; (b) thereafter and until the second anniversary date, an interest rate at a per annum rate equal to the greater of: (i) the interest rate applicable to the operating loans under the Senior Credit Agreement (as defined below) plus 1.00%; and (ii) 6.00% per annum; (c) thereafter and until the third anniversary date, an interest rate at a per annum rate equal to the greater of: (i) the interest rate applicable to the operating loans under the Senior Credit Agreement plus 2.00%; and (ii) 7.00% per annum; and (d) thereafter, at a per annum rate equal to the greater of: (i) the interest rate applicable to the operating loans under the Senior Credit Agreement plus 3.00%; and (ii) 8.00% per annum. During the Fixed Rate Period, interest will accrue and be added to the borrowed principal amount; and

3.the same covenants, representations and warranties set out in the Senior Credit Agreement (provided that the financial covenants included the Senior Credit Agreement shall be subject to an approximately 10% step back), as well as the following additional covenants:
a.the chief executive office must be in Canada at all times;
b.amendments, modifications or other changes to any employment agreement, salary, bonus or other remuneration of key management is not permitted (including the payment of any non-ordinary course discretionary bonuses); and
c.capital expenditures must not exceed 20% of the amount of capital expenditures set out in the multi-year business plan.
In connection with the Subordinate Facility, the Company also entered into an amended and restated credit agreement between the Company, certain subsidiaries of the Company, CIBC as administrative agent, issuing lender and swingline lender and certain financial institutions from time to time party thereto (collectively, the “Senior Lenders”), as lenders (the “Senior Credit Agreement”), pursuant to which the Senior Lenders amended and restated the existing credit agreement in place and continue to make available to the Company credit facilities in the aggregate principal amount of up to US$30,000,000 and C$12,500,000.
The key terms of the Senior Credit Agreement include the following amendments to the existing senior credit agreement:
1.permitting the Subordinate Facility and related liens;
2.inclusion of a waiver of certain financial covenants including the total leverage ratio, interest coverage ratio and the minimum liquidity requirement until December 31, 2022 and the inclusion of a minimum EBITDA covenant until December 31, 2022;
3.inclusion of covenants requiring Sierra Wireless and its subsidiaries to enter into the documentation necessary to confirm the security and guarantees granted in connection with the existing agreement, including a confirmation and reaffirmation agreement granted by Sierra Wireless, and the additional requirements to enter into deposit account control agreements over all deposit accounts that hold amounts exceeding US$100,000 and to grant security over the equity interests held by Sierra Wireless in its direct Swedish subsidiary;
4.inclusion of certain amendments to the determination of EBITDA, and eligible accounts and eligible inventory for purposes of determining the borrowing base;
5.inclusion of the ability of CIBC to request a borrowing base certificate as frequently as once per week;
6.inclusion of the requirement to maintain an aggregate amount of US$35,000,000 at all times in a deposit account that is subject to a control agreement. Additionally, the Senior Credit Agreement now requires that any deposit account maintained with a financial institution in the U.S. must be subject to a control agreement; and
7.the inclusion of CIBC’s right to conduct field examinations and appraisals of the loan parties’ property once per year.
The foregoing description of the Subordinate Credit Agreement and the Senior Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the definitive agreements. Copies of the definitive agreements are available under the Company’s SEDAR profile on www.sedar.com.
Item 5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
January 20, 2022.